SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February 2007

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1ˢᵗ Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: February 26, 2007

By: /s/ Cameron B. Boyer
Name: Cameron B. Boyer
Title: Controller

EXHIBIT INDEX

<u>Exhibit</u>   <u>Description</u>

1.   Interim Unaudited Consolidated Financial Statements, 31 December 2006;
2.   Management Discussion and Analysis, 31 December 2006;
3   Certification Letter, John R. Morgan, President;
4.   Certification Letter, Cameron B. Boyer, Controller.

VANNESSA VENTURES LTD.
(a development stage enterprise)

Consolidated Financial Statements
December 31, 2006 and March 31, 2006
(In Canadian Dollars)

VANNESSA VENTURES LTD.
(a development stage enterprise)
Consolidated Balance Sheets
December 31, 2006 and March 31, 2006
Unaudited – Prepared by Management
(In Canadian Dollars)

		December 31, 2006 - $ -		March 31, 2006 - $ -
A S S E T S (Note 9)				
Current				
Cash	$	873,250	$	1,675,350
Accounts receivable		127,203		149,405
Prepaid expenses		95,814		78,039
		1,096,267		1,902,796
Capital Assets (Note 4)		1,726,078		1,738,312
Mineral Interests (Note 5)		10,855,730		7,000,771
	$	13,678,075	$	10,641,877
L I A B I L I T I E S				
Current Liabilities				
Accounts payable and accrued liabilities	$	1,961,522	$	2,612,481
Demand notes payable (Note 10)		5,000,000		-
		6,961,522		2,612,481
Convertible debenture payable (Note 9)		3,836,346		3,539,401
		10,797,868		6,151,882
S H A R E H O L D E R S' E Q U I T Y				
Share Capital (Note 6)		47,476,420		45,470,220
Contributed Surplus (Note 8)		2,927,604		2,692,812
Other Paid in Capital (Note 9)		1,490,475		1,490,475
Deficit		(49,014,292)		(45,163,512)
		2,880,207		4,489,995
	$	13,678,075	$	10,641,877

Nature of Operations (Note 1)
Commitments (Note 14)
Subsequent Events (Note 11)

On behalf of the Board:
"John Morgan" (Director)
"George Chapel" (Director)

-See Accompanying Notes-

VANNESSA VENTURES LTD.
(a development stage enterprise)
Consolidated Statements of Operations and Deficit
Nine Months Ended December 31, 2006 and 2005
Unaudited – Prepared by Management
(In Canadian Dollars)

	Nine Months Ended 31 December		Three Months Ended 31 December	
	2006	**2005**	**2006**	**2005**
General and Administrative Expenses				
Amortization	$10,970	$ 15,401	$ 3,725	$ 5,134
Bank charges and interest	6,683	6,574	2,177	2,110
Consulting	45,000	49,480	(7,968)	15,000
Insurance	16,744	16,125	5,994	5,375
Investor relations	20,200	45,083	5,836	17,391
Office and miscellaneous	37,951	45,919	11,448	12,905
Office wages and services	285,608	363,153	94,214	120,609
Professional fees	161,528	188,192	62,233	98,826
Provision for doubtful account	(28,053)	89,511	-	-
Rent	54,080	51,445	18,027	17,102
Stock based compensation (Note 8)	193,306	528,605	193,306	-
Telephone	19,549	13,724	7,555	5,179
Transfer agent and listing fees	29,337	26,358	11,369	8,940
Travel and accommodation	4,765	32,505	2,622	7,700
	(857,668)	(1,472,075)	(410,538)	(316,271)
Project Development Expenses				
Consulting	688,624	45,565	239,412	13,536
Arbitration	503,192	505,392	414,708	241,601
	(1,191,816)	(550,957)	(654,120)	(255,137)
Other Items				
Impairment of mineral interests (Note 5)	(793,324)	(2,343,024)	(314,911)	(992,523)
Interest expense and financing costs	(1,008,185)	(69,246)	(421,585)	(69,246)
Interest income	213	4,501	213	11
	(1,801,296)	(2,407,769)	(736,496)	(1,061,758)
Net loss	(3,850,780)	(4,430,801)	(1,800,941)	(1,633,166)
Deficit, beginning of period	(45,163,512)	(37,689,537)	(47,213,351)	(40,487,172)
Deficit, end of period	$(49,014,292)	$(42,120,338)	$(49,014,292)	$(42,120,338)
Net loss per share – basic and diluted	$ (0.04)	$ (0.05)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	91,058,508	84,702,928	91,058,508	84,702,928

-See Accompanying Notes-

VANNESSA VENTURES LTD.
Consolidated Statements of Cash Flows
(a development stage enterprise)
Nine Months Ended December 31, 2006 and 2005
Unaudited – Prepared by Management
(In Canadian Dollars)

	Nine Months Ended 31 December		Three Months Ended 31 December	
	2006	2005	2006	2005
Operating activities				
Net loss	$(3,850,780)	$(4,430,801)	$(1,800,941)	$(1,633,166)
Items not involving cash:				
Amortization	10,970	15,401	3,725	5,134
Provision for doubtful account	-	89,511	-	-
Convertible debenture accretion (Note 9)	296,945	-	104,855	-
Stock based compensation	234,792	528,605	234,792	-
Impairment of mineral interests	793,324	2,343,024	314,911	992,523
	(2,514,749)	(1,454,260)	(1,142,658)	(635,509)
Changes in non-cash working capital items				
Accounts receivable	22,203	(24,897)	(15,885)	(19,205)
Prepaid expenses	(17,775)	6,176	(39,816)	(8,363)
Accounts payable	(650,958)	354,441	803,008	496,972
Cash used in operating activities	(3,161,279)	(1,118,540)	(395,351)	(166,105)
Investing activities				
Purchase of capital assets	(5,744)	(71,911)	17,811	(74,439)
Mineral interests expenditures (net of recoveries)	(4,641,277)	(2,459,431)	(1,160,473)	(997,921)
Cash used in investing activities	(4,647,021)	(2,531,342)	(1,142,662)	(1,072,360)
Financing activities (Note 7,9 and 10)				
Shares issued (Note 6)	84,000	645,000	-	-
Share purchase warrants	1,922,200	1,724,375	-	84,375
Demand notes (Note 10)	5,000,000	2,006,247	2,000,000	2,006,247
Contributed surplus (Note 8)	-	(645,000)	-	-
Cash provided by financing activities	7,006,200	3,730,622	2,000,000	2,090,622
Increase (decrease) in cash	(802,100)	80,740	461,987	852,157
Cash, beginning of period	1,675,350	1,062,716	411,263	291,299
Cash, end of period	$ 873,250	$ 1,143,456	$ 873,250	$ 1,143,456

-See Accompanying Notes-

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
(In Canadian Dollars)

1. NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, "Enterprises in the Development Stage", and is engaged in the acquisition, exploration and development of mineral interests.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2006 the Company has incurred an accumulated deficit from operations of approximately $49 million and has a working capital deficiency of approximately $5.9 million. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder.

There is considerable uncertainty regarding the Company's ability to operate as a going concern without the continued support of the Company's major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Exploration and processing equipment	20%	Declining balance
Office furniture and equipment	20%	Declining balance
Vehicles	30%	Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Capital Assets and Amortization (continued)

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests. Amortization for these assets is provided over their estimated lives and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value.

The carrying values of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c) Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d) Mineral Interests and Exploration Costs

The Company is in the process of exploring and developing mineral interests in foreign countries through wholly-owned and controlled subsidiaries. None of the Company's mineral interests have reached commercial production. Title to mineral interests include options, leases, concessions, participating interests and direct title.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
(In Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Mineral Interests and Exploration Costs (continued)

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions. Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   Mineral Interests and Exploration Costs (continued)

Cost recoveries during exploration (continued)

agreements for ownership and mining participation terms. Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs. No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value. Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)   Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)   Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

(g)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management's estimate of net recoverable value. Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)   Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair values.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Future Income Taxes

The liability method is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not that they will not be realized in the future.

(j) Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k) Financial instruments

Financial instruments include cash, accounts receivable, accounts payable and the convertible debenture. Management believes that the carrying values of these instruments approximate their fair values.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

3. **DISPOSAL OF MINERAL INTERESTS**

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to the negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company's Las Cristinas property. **(Note 5 (d)(ii))**

The loss on disposal of these concessions was as follows:

	$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Proceeds of disposition	(107,820)
Loss on disposition	220,901

The concessions located in the Kilometre 88 region were returned to the former owner, Boralis Holdings A.V.V., for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. **(Note 7)**

4. **CAPITAL ASSETS**

	December 31			March 31
	2006			2006
	Cost	Accumulated Amortization	Net	Net
Assets in use:				
Computer equipment	$ 90,473	69,404	$ 21,069	$ 25,471
Computer software	52,253	52,253	-	-
Office furniture and equipment	275,908	182,386	93,522	90,758
Exploration and processing equipment	1,962,995	642,856	1,320,139	1,322,587
Vehicles	267,776	158,770	109,006	117,154
	2,649,405	1,105,670	1,543,736	1,555,970
Assets not in use:				
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 2,831,747	1,105,670	$ 1,726,078	$ 1,738,312

Amortization of exploration and processing equipment not in use has not been recorded as these assets are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5. MINERAL INTERESTS

A summary of the carrying values of the Company's mineral interests by areas of interest:

	31 December 2006	Current Charges	31 March 2006
BRAZIL			
Parima			
Acquisition costs	$ 1		$ 1
Exploration costs	66,633	2,540	64,093
Impairment charges	(66,632)	(2,540)	(64,093)
Total – Brazil	1	-	1
COSTA RICA			
Crucitas Gold Project			
Acquisition costs	2,669,504		2,669,504
Exploration and permitting costs	10,245,913	3,854,959	6,390,954
Impairment charges	(4,081,850)	-	(4,081,850)
Total – Costa Rica	8,833,567	3,854,959	4,978,608
GUYANA			
Maple Creek Concessions			
Exploration costs (net of recoveries)	5,499,758	420,344	5,079,414
Impairment charges	(4,486,189)	(195,469)	(4,290,720)
Dedicated capital assets	1,302,676	(224,875)	1,527,551
Diamond inventory from bulk sampling	65,481	-	65,481
	2,381,726	-	2,354,304
Less: contributed by joint venturer	(2,354,304)	-	(2,354,304)
	27,422	-	27,422
Potaro Concessions			
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,629,476	133,517	3,495,959
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,625,024)	(133,517)	(3,491,507)
	100,000	-	100,000
Marudi Mountain Gold Project			
Acquisition costs	144,000	-	144,000
Exploration costs	2,102,401	144,514	1,957,887
Impairment charges	(442,422)	(144,514)	(297,908)
	1,803,979	-	1,803,979
South Guyana – Paint Mountain			
Acquisition costs	218,557	-	218,557
Exploration costs	461,350	-	461,350
Impairment charges	(589,146)	-	(589,146)
	90,761	-	90,761
Total – Guyana	2,022,162	-	2,022,162
VENEZUELA			
Las Cristinas			
Acquisition costs	122,635	-	122,635
Carrying costs	5,350,282	317,286	5,032,996
Impairment charges	(5,472,916)	(317,286)	(5,155,630)
Total - Venezuela	1	-	1
TOTAL – MINERAL INTERESTS	$10,855,730	$3,854,959	$7,000,771

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
(In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(a) Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity. The Company, together with the vendor, will endeavour to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at year end, the region remains closed to mining. The Company intends to pursue the interests in the region and monitor the legal process.

(b) Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Acquisition costs are comprised of the following:

	$
A cash payment	25,000
Issuance of 250,000 common shares	287,500
Payment of certain trade payables	619,976
Staged payments totaling $ 1,000,000 US	1,487,932
A December 31, 2004 payment finalized all initial acquisition obligations.	
Interest on staged payments	133,470
Finder's fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
	2,669,504

Payment of two net smelter royalties of 1% each on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. is payable to the respective vendors.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(b) Costa Rica (continued)

Through its wholly owned subsidiary, Industrias Infinito S.A., the Company has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica. The final resolution, (Resolución N° 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of 2005 indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations. This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources. The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.

Prior to obtaining this final resolution, due to the uncertainty of the outcome of the permitting process, the Company had impaired all expenditures since fiscal 2003. Upon receipt of this resolution, the Company has discontinued recording impairment charges on subsequent expenditures and is in the process of developing the project.

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

(c) Guyana

(i) Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

| | December 31 | | | March 31 |
| | 2006 | | | 2006 |
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,853,617	$ 1,072,775	$ 780,842	$ 915,633
Processing plant	1,043,544	562,450	481,094	565,993
Vehicles	121,546	80,808	40,738	45,925
	$ 3,018,707	$ 1,716,033	$ 1,302,674	$ 1,527,551

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company's properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. ("Vanarde"). The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(c)   Guyana (Continued)

(i)   Maple Creek Concessions (Continued)

Pursuant to this agreement, advances totaling $2,999,304 had been received from the joint venture participant, net of finders' fees. These advances were designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain was recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions. In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan. Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

(ii)   Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$ 42,828
Finder's fee of 15,000 common shares	11,550
	$ 54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(c)   Guyana (Continued)

(iii)   Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana. This letter of agreement was replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares	$ 140,000
A finder's fee of 10,000 shares	4,000
	$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

(iv)   Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain. In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property. Exploration plans in this regard are being evaluated by management for future implementation.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(d)   Venezuela

(i)   La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 **(Note 3).**

(ii)   Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. ("Vannessa Barbados"), all of the issued and outstanding shares of Vannessa de Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
(In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(d) Venezuela (Continued)

(ii) Las Cristinas (Continued)

Acquisition (Continued)

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela. A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived by the Company.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(d)   Venezuela (Continued)

(ii)   Las Cristinas (Continued)

International Arbitration (Continued)

Vannessa and its Venezuelan subsidiaries are claiming:

- CVG and other government authorities had no basis contractually or in law to cancel Minca's rights to the concessions without an independent arbitration process.
- Certain decrees, court applications and government decisions to extinguish Minca's rights, or grant possible rights to another company, are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.
- It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company's Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunal's jurisdiction in the dispute. As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional competence to be held in May of 2007. If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company has presented its written arguments regarding the jurisdictional issues in December of 2006.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(d)   Venezuela (Continued)

(ii)   Las Cristinas (Continued)

International Arbitration (Continued)

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

Carrying costs

Carrying costs during the nine months incurred relating to Minca's mineral interests comprise the following:

	31 Dec 2006	31 Dec 2005
Administrative salaries	$ 39,357	$ 36,292
Community relations	21,299	19,641
General administration	75,582	69,698
Legal costs	141,380	130,373
Rent, utilities and taxes	28,816	26,573
Travel	10,852	10,007
	$ 317,286	$ 292,585

Due to the Company's ongoing disputes outlined above, the Company continues to record impairment charges equal to the direct carrying costs incurred for its Las Cristinas interest. Additional arbitration and related costs incurred by the Company are not included in these carrying costs.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

6. SHARE CAPITAL

The Company's authorized and issued share capital is as follow:

	December 31, 2006		March 31, 2006	
	Number of Shares	$	Number of Shares	$
Authorized				
250,000,000 common shares without par value				
Issued				
Balance, beginning of year	87,258,853	$ 45,470,220	81,471,353	$ 43,100,845
Warrants exercised (a)	-	-	4,000,000	1,600,000
Warrants exercised (b) and (c)	-	-	287,500	124,375
Purchase subsidiary minority interest (d)	-	-	1,500,000	645,000
Options exercised (e)	300,000	84,000	-	-
Warrants exercised (f)	4,805,500	1,922,900		
Balance, end of period	92,364,353	$ 47,476,420	87,258,853	$ 45,470,220

(a) In fiscal 2005, pursuant to a non-brokered private placement, 4,805,500 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005). 4,000,000 of the 2004 warrants were exercised during the year ended March 31, 2006 and 300,000 expired..

(b) During the year ended March 31, 2006, pursuant to the exercise of warrants, 187,500 shares were issued at a price of $0.45 per warrant.

(c) During the year ended March 31, 2006, pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant.

(d) On July 14, 2005, the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company's Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

(e) In May 2006, stock options totaling 300,000 (2005 – Nil) were exercised at a price of $0.28 per share for proceeds of $84,000.

(f) On July 12, 2006, Exploram exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

The continuity of the Company's share purchase warrants is as follows:

	Warrants Outstanding		Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2003	6,780,000				
Issued	4,300,000	(a)	0.40	June 4/05	
Issued	10,125,000	(c)	0.45	Oct. 15/05	
Issued	2,500,000	(d)	0.66	Feb. 18/07	
Balance – March 31, 2004	23,705,000				1.21
Issued	4,805,500	(a)	0.40	Dec. 22/06	
Issued	1,444,500	(d)	0.40	Jan. 7/07	
Expired	(300,000)		2.00	May 22/04	
Balance – March 31, 2005	29,655,000				0.78
Expired	(2,000,000)		0.55	Dec /16/05	
Exercised	(4,000,000)	(a)	0.40	June 4/06	
Expired	(300,000)	(a)	0.40	June 4/06	
Exercised	(100,000)	(b)	0.40	Sept 12/06	
Exercised	(187,500)	(c)	0.45	Oct 15/05	
Expired	(9,937,500)	(c)	0.45	Oct 15/05	
Balance – March 31,2006	13,130,000		0.62		0.44
Exercised	(4,805,500)	(a)	0.40		
Balance – December 31, 2006	8,324,500				0.21

During fiscal 2006, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(a) 2,500,000 and 780,000 warrants with an expiry date of February 18, 2006 have been extended to February 18, 2007; the exercise price is $0.66 per share **(see Subsequent Event Notes 11 (d) and (e).**

(b) On August 11, 2006, the Company (i) extended the expiry date and reduced the exercise price of 2,000,000 outstanding share purchase warrants exercisable at $0.89 per share and expiring on August 28, 2006, such that the warrants will become exercisable at $0.60 per share until August 28, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days; and (ii) extended the expiry date and reduced the exercise price of 1,700,000 outstanding share purchase warrants exercisable at $1.06 per share and expiring on August 26, 2006, such that the warrants will become exercisable at $0.60 per share until August 26, 2007 subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

See Note 9 for additional warrants that could be issued in connection with the Convertible Debenture.

As at December 31, 2006 and March 31, 2006, there were no escrow shares outstanding or voluntary pooling arrangements.

At December 31, 2006, the Company had share purchase warrants outstanding as follows:

Outstanding Warrants	Exercise Price per Warrant	Expiry Date
780,000	$0.66	February 18, 2007 **(Note 11 (f))**
1,700,000	0.60	August 26, 2007
2,000,000	0.60	August 28, 2007
2,500,000	0.66	February 18, 2007 **(Note 11 (e))**
1,344,500	0.40	January 7, 2007 **(Note 11 (a))**
8,324,500		

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28	
Exercised	(200,000)	$0.28	
Expired	(200,000)	$(0.85)	
Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted	1,630,000	$0.28	
Exercised	(170,000)	$0.28	
Expired	(210,000)	$(0.85)	
Balance – March 31, 2005	4,750,000	$0.64	3.29
Granted (Note 8)	1,525,000	$0.60	
Expired	(490,000)	$(0.76)	
Balance – March 31, 2006	5,785,000	$0.58	2.88
Exercised	(300,000)	$(0.28)	
Expired	(1,620,000)	$(0.45)	
Granted (Note 8)	1,330,000	$0.32	
Balance – December 31, 2006	5,195,000	$0.50	1.94

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

At December 31, 2006, the Company had share purchase options outstanding to directors and employees exercisable as follows:

Outstanding	Exercise Price	Expiry Date
790,000	$0.95 per share	July 4, 2007
800,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,080,000	$0.45 per share	September 2, 2009
1,020,000	$0.60 per share	August 26, 2010
1,330,000	$0.32 per share	December 12, 2011
5,195,0000		

7.   RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project commencing in September 2005 which became direct employment commencing January 1, 2006.
The expenditures for the quarters ended December 31, 2006 were allocated as follows:

	31 Dec 2006	31 Dec 2005
Charged to head office administration	$ 141,022	$ 45,000
Charged mineral interests	21,022	60,380
	$ 162,044	$ 105,380

The agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party. On August 9, 2006, a Director of the Company providing professional project management services resigned from the Board and from consulting services.

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties **(Note 3)**.

During fiscal 2006, the Company paid debt financing structuring fees of $150,000 to the controlling shareholder related to $3 million of short term financing (bearing interest at 9.5% and which was repaid during the year) and related to the convertible debenture **(Note 9 and 10).** These fees were expensed during the respective periods as interest and financing costs.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

7.   **RELATED PARTY TRANSACTIONS (Continued)**

During the nine months ended December 31, 2006, the Company paid debt financing structuring fees of $150,000 to the controlling shareholder related to $5 million of short term financing (bearing interest at 9.5%) related to the issue of demand notes **(Note 10)**. These fees were expensed during the nine months ending December 31, 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

8.   **CONTRIBUTED SURPLUS**

During the nine months ended December 31, 2006, the Company granted stock options of 1,330,000 (2006 – 1,525,000) stock options to directors and employees. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.18 (2006 - $0.40;) per option for a total value of $234,792 (2006 - $610,698) of which $193,306 (2006 - $528,605) was charged to operations and $41,483 (2006 - $82,093) was allocated to mineral interests.

Assumptions used in this model for the fiscal years ended March 31 were as follows:

	2007	2006
Risk free interest rate	4.36%	4.24%
Dividend yield	-	-
Volatility factor	85.63%	80%
Expected option life	5 years	5 years
The continuity of contributed surplus is as follows:		
Balance, beginning of year	$ 2,692,812	$ 2,082,114
Value of stock-based compensation granted	234,792	610,698
Balance, end of period	$ 2,927,604	$ 2,692,812

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

9. CONVERTIBLE DEBENTURE

On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries. The Company agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5.0 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1,500,000 has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

10. DEMAND LOANS

(a)   On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

10. DEMAND LOANS (Continued)

(b) On June 19, 2006, the Company borrowed an additional $1,500,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

(c) On October 30, 2006, the Company borrowed an additional $1,000,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $30,000 was paid. The loan is payable on demand after December 31, 2006 and is secured by a general security agreement over the Company's assets.

(d) On December 27, 2006, the Company borrowed an additional $1,000,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $30,000 was paid. The loan is payable on demand after February 28, 2006 and is secured by a general security agreement over the Company's assets.

11. SUBSEQUENT EVENTS

(a) On January 5, 2007, the Company extended the expiry date of 1,344,500 share purchase warrants with an expiry date of January 5, 2007 to January 5, 2008; the exercise price is $0.40 per share. All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.66 per share with no other terms of the Warrants being amended.

 (b) On January 11, 2007, the Company finalized the terms for an Option Agreement with Shoreham Resources Ltd. of Toronto ("Shoreham") in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a 3 year period. Shoreham may earn a further 25% by completing an additional

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

11. SUBSEQUENT EVENTS (Continued)

US$2,000,000 in exploration and development work prior to the fourth anniversary of the Option Agreement. The Company will have the option to retain a 25% interest in the property going forward.

The negotiation of a separate Share Purchase Option Agreement with Shoreham for the sale of 100% of the Company's Potaro assets is near completion.

(c) On February 1, 2007 and in accordance with the Convertible Debenture issued on March 1, 2006, the Company issued 5,000,000 non-transferable share purchase warrants to Exploram Enterprises Ltd., the Company's controlling shareholder. The number of share purchase warrants issued are equal to one warrant for each dollar of outstanding convertible debenture outstanding at a price of $0.635 per share. The warrants may be exercised at any time prior to January 31, 2009. October 30, 2006, the Company borrowed an additional $1,000,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $30,000 was paid. The loan is payable on demand after December 31, 2006 and is secured by a general security agreement over the Company's assets.

(d) On February 12, 2007, the Company negotiated a non-brokered private placement of 5,000,000 units of the Company at a price of $0.30 per unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the subscriber to purchase one additional share in the Company at the price of $0.40 per share for a period of twelve months from the date of closing and at a price of $0.50 per share for the period thereafter until twenty-four months from the date of closing.

(e) On February 18, 2007, the Company extended the expiry date of 2,500,000 share purchase warrants with an expiry date of February 18, 2007 to February 18, 2008; the exercise price is $0.66 per share. All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.66 per share with no other terms of the Warrants being amended.

(f) On February 18, 2007, the 780,000 share purchase warrants with an expiry date of February 18, 2007 expired.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

12.   SEGMENTED INFORMATION

	December 31, 2006	March 31, 2006
Identifiable assets by geographical location are as follows:		
Canada	$ 940,262	$ 1,703,944
Brazil	8,944	8,944
Costa Rica	10,296,670	6,576,329
Guyana	2,252,592	2,208,443
Venezuela	179,607	144,217
	$ 13,678,075	$ 10,641,877

13.   POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company's Canadian tax-effected future income tax assets in accordance with corporate income tax filings are made up as follows:

	December 31, 2006	March 31, 2006
Future income tax assets:		
Non-capital losses carried forward	$ 14,162,874	$ 11,309,694
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247
	17,990,591	15,137,411
Estimated Tax Rate	37%	37%
Subtotal	6,656,519	5,600,842
Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783
Future income tax assets before valuation allowance	9,790,302	8,734,625
Valuation allowance	(9,790,302)	(8,734,625)
Net Future income tax assets	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

VANNESSA VENTURES Ltd.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Nine Months Ended December 31, 2006
Unaudited – Prepared by Management
 (In Canadian Dollars)

13. POTENTIAL FUTURE INCOME TAX ASSETS (Continued)

At December 31, 2006, the Company has non-capital losses remaining to be carried forward of approximately $14,162,874 (March 31, 2006 - $11,310,000) which may be available to offset future income for income tax purposes. These losses expire over the next seven years. The Company's foreign exploration and development expenses approximating $2,323,000 (March 31, 2006 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit. In addition, the Company has capital losses of approximately $12,535,000 (March 31, 2006 – 12,535,000) which can be carried forward indefinitely and may be available to offset future capital gains. Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

14. COMMITMENTS

(a) Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

(b) The Company entered into a lease agreement expiring May 31, 2006 for its office premises in Guyana requiring lease payments of $U.S. 19,200 per year. The lease was renewed, effective June 1, 2006, for another one year term at a cost of $U.S.19,200 U.S. per year.

(c) Effective November 18, 2005, the Company entered into a lease agreement expiring November 17, 2008 for its office premises in Costa Rica requiring lease payments of $U.S. 42,000 per year.

15. AUDIT REVIEW

The Unaudited Consolidated Interim Financial Statements as at December 31, 2006 have not been reviewed by our auditors, Ernst and Young LLP, Vancouver, British Columbia, Canada.

Vannessa Ventures Ltd.
Management Discussions and Analysis
December 31, 2006

Introduction

Vannessa Ventures Ltd. (the "Company") is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition and subsequent development.

The Company's shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at February 26, 2007 the Company has 97,364,353 shares outstanding.

The following Management Discussion and Analysis ("MD&A") contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company's business and compares its financial results for the nine months ended December 31, 2006 with those of the previous nine months ended December 31, 2005 results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The *Summary (1)* provides a review of the Company's financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The *Expense section (2)* reports on the Company's expenses for the year. The *Financial Condition and Liquidity (3)* section describes the Company's cash position and investing activities. In *Risks and Uncertainties (4),* the risks associated with the exploration and mining business are identified, and the Company's plan of how to manage and mitigate exposures are explained and finally, the *Operations Review and Outlook (5)* section outlines the Company's exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company's US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

At the Annual General Meeting of September 14, 2006, the Board of Directors of the Company was changed following the resignation from the Board of Mr. Erich Rauguth and with Mr. Vern Hall choosing not to stand for re-election. The Board of Directors of the Company is now reduced from seven to five Directors.

During the nine months ended December 31, 2006, the Company continued its advancement of mineral projects focusing primarily on Costa Rica and also Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela. Building on the approval of its Environmental Impact Study for the Crucitas project in Costa Rica, work continued on project development including the detailed project feasibility study.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2004 through 2006.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended December 31, 2006.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2006, 2005, 2004

		For the Years Ended March 31,		
		2006	2005	2004
Operations:				
General and administrative		1,331,962	1,190,954	993,219
Option benefits		528,605	624,736	454,671
Project development		1,937,244	523,906	419,136
Other expense (income)		3,676,164	3,003,077	3,714,016
Net loss		7,473,975	5,342,673	5,581,042
Basic and diluted loss per share		(0.09)	(0.07)	(0.09)
Balance Sheet				
Total assets		10,641,877	8,382,237	11,093,367
Total liabilities		6,151,882	888,816	992,926
Working capital (deficiency)		(709,685)	406,434	3,698,844
Resource property expenditures		3,123,684	3,729,078	3,115,319
Share capital				
Authorized		250,000,000	250,000,000	250,000,000
Weighted average shares outstanding		86,129,983	76,875,180	60,431,353
Warrants		13,130,000	29,655,000	23,705,000
Options		5,785,000	4,750,000	3,500,000

				Quarters Ended				
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
		2006				2005		
Operations:								
General and administrative and project development	871,352	537,500	447,326	1,774,779	571,408	423,956	499,063	438,686
Stock option benefits	193,306	-	-	-	-	528,605	-	-
Other expense (income)	736,496	617,321	447,692	1,268,395	1,061,758	609,448	736,563	435,902
Net loss	1,800,941	1,154,821	895,018	3,043,174	1,633,166	1,562,009	1,235,626	874,588
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Balance Sheet								
Total assets	13,678,075	12,334,676	12,256,281	10,641,877	9,292,197	8,337,771	8,686,417	8,382,237
Total liabilities	10,797,868	7,888,320	8,577,304	6,151,882	3,249,503	746,282	828,622	888,816
Working capital (deficiency)	(5,865,255)	(3,578,504)	(4,210,448)	(709,685)	(1,944,303)	(320,805)	656,368	406,434
Resource property expenditures	1,160,473	533,197	2,947,607	664,253	997,921	603,812	857,698	649,169
Share capital								
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	92,364,353	92,364,353	87,558,853	87,258,853	87,258,853	87,071,353	85,471,353	81,471,353
Warrants	8,324,500	8,324,500	13,130,000	13,130,000	13,130,000	25,255,000	25,355,000	29,655,000
Options	5,195,000	5,475,000	5,475,000	5,785,000	6,085,000	6,085,000	4,560,000	4,750,000

Contractual Obligations

The Company has the following contractual obligations in place as of December 31, 2006:

	2007
Calgary Office Lease	$12,912
Guyana Office Lease	8,050
Costa Rica Office Lease	90,794

Cautionary Note to U.S. Investors – The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A such as "mineral resources" and "inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20_F available from us at Suite 220, 1010 1Street S.W., Calgary, Alberta, Canada T2R 1K4. You can also obtain this form on the SEC EDGAR website.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This MD&A uses the term "indicated" resources. We advise U.S. Investors that while the term is recognized and required by Canadian regulations, the SEC does not recognize it. **U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.**

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This MD&A uses the term "inferred" resources. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. Investors are cautioned not to assume that part or all of the inferred resources exists, or is economically mineable.**

Vannessa Ventures Ltd. issued a Feasibility Study (the "Study") on January 12, 2007 which incorporates a Study on the Crucitas gold project located in northern Costa Rica which is held by the Company's wholly owned subsidiary, Industrias Infinito S.A. ("Infinito").

In June of 2005, Vannessa awarded System Geostat International Inc (Geostat) a mandate to update its Crucitas mineral resource model and to prepare a Technical Report according to the National Instrument 43-101 in Canada. The full Geostat Report, dated February 26th, 2006, is available for viewing on SEDAR. The Resources in and outside the structures are basically split in two categories: Indicated and Inferred. Geostat is of the opinion that there are no Measured Resources in the Crucitas project at the moment, based on the CIM definition recommended by the NI 43-101. The Report prepared by Geostat was prepared by, or under the supervision of, Pierre-Jean Lafleur, P.Eng., who is an independent Qualified Person as defined by NI 43 -101.

Vannessa through its subsidiary Infinito, contracted with Micon International Limited ("Micon") to conduct a feasibility study for the Las Crucitas Gold Project ("Crucitas project. Portions of the study were contracted directly by Vannessa to Golder Associates Ltd.

The Study provides a description of the geology, reserves, mining and milling operations, tailings facilities, services and other facilities, together with the associated capital and operating costs, required to develop the Crucitas Project. The Study establishes the mining plan and associated equipment fleet, processing requirements, details the tailings and water management systems, determines the necessary site infrastructure and presents the environmental, permitting and socio-economic considerations in undertaking the project. The Report prepared by Micon was prepared by, or under the supervision of, Ian Ward, P. Eng. who is an independent Qualified Person as defined by NI 43 -101.

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies
The Company's accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company's consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates
The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration
In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results
The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the nine months ended December 31, 2006 were $4,873,160 (2006 - $ 2,760,124) as follows:

$698,375 spent in Guyana (2006 - $892,018)
$317,286 spent in Venezuela (2006 - $292,585)
$3,854,959 spent in Costa Rica (2006 - $1,572,031)
$2,540 spent in Brazil (2006 - $3,490)

2. Expenses

Exploration And Development Expenditures
During the nine months ended December 31, 2006 in Costa Rica, the Company had expenditures of $3,854,959 which included administration, consultants, camp, site maintenance and security, social responsibility expenditures, community relations and media relations, engineering and development and environmental and forestry. The increased activity in project development is as a result of feasibility study work and planning for infrastructure construction associated with the approval of the Company's environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $144,514 was spent at Marudi Mountain for camp maintenance, security, and transportation. The Company incurred expenses of $553,861 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses. The Company has also continued assisting with Shoreham Resources Ltd. ("Shoreham") with their due diligence associated with the Marudi and Paint Mountain prospects. (See Operations Review)

In Venezuela, the Company incurred expenses for the Las Cristinas Project of $317,286 The decision to commence the program of International Arbitration with respect to Las Cristinas was made in July of 2004

Administrative Expenses
Administrative expenses incurred in Canada for the nine months ended December 31, 2006 decreased by $614,407 from $1,472,075 in the nine months of fiscal year 2006 to $857,668 in the nine months of fiscal 2007. The decrease is mainly as a result stock option compensation of $193,306 in fiscal 2007 (2006 - $528,605) and a decrease of office wages and services of approximately $78,000 due to a reduction of one Calgary office employee.

Project Development Expenses
Project development expenses in the nine months ended December 31, 2006 increased $640,859 to $1,191,816 from the nine months ended December 31, 2005 expenses of $550,957. The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica.

Related Party Transactions
Related party transactions during the nine months ended December 31, 2006 totaled $162,044 versus $116,918 in the nine months ended December 31, 2005. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month (this director resigned from the Board and the consulting agreement was terminated August 9, 2006) which will remain in effect from year to year until such time as it is terminated by either party and, the retention of a director to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005 which, became direct employment commencing January 1, 2006

Impairment of Mineral Interests
Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue. On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, "Operations Review"). As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount. In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. After reviewing the Company's interest in the project and receipt of the final resolution, (Resolución N° 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity
The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company's cash position decreased from $1,675,350 as of March 31, 2006 to $873,250 as of December 31, 2006 due to the issuance of demand notes and funding of operations during the quarter. (See Note 10 to the Consolidated Financial Statements). The Company had a working capital deficiency of $5,865,255 as at December 31, 2006 versus a working capital deficiency of $709,685 at the end of fiscal year March 31, 2006.

As referenced in Note 10 to the Consolidated Financial Statements, the Company borrowed during the nine months ended December 31, 2006 $5,000,000 from its controlling shareholder, Exploram Enterprises Ltd. ("Exploram") and, as addressed in the Subsequent Events, Finance section following, Exploram exercised on July 12, 2006 warrants totaling approximately $1,900,000 for total proceeds of $6,900,000. There has been no call on the demand notes by Exploram.

The proceeds have been and are being used to advance the completion of the feasibility study, general engineering and infrastructure at the mine site in Costa Rica including the social development and community relations programs as well as to fund general corporate requirements.

4. Net Loss and Cash Flow
The Company's reported net loss for the nine months ended December 31, 2006, in accordance with Canadian generally accepted accounting principles, is $3,850,780 or $(0.04) per share. This compares with a loss of $4,430,801 or $(0.05) per share for the nine months ended December 31, 2005. The decrease in the net loss for the nine months ended December 31, 2006 is due mainly to the decrease of mineral interest impairment charges of $1,549,700 and $335,299 stock option compensation offset by the increased interest expense and financing costs of $938,939 and increased project development consulting of $643,059.

5. Risks and Uncertainties
In conducting its business, the Company faces a number of risks.

a) Political and Country Risk
The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks
The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks
The Company's activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company 's financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company's operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company's exploration activities may be substantially affected by factors beyond the Company's control, any of which could materially adversely affect the Company's financial position.

d) Occurrence of events for which the Company is not insured
The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties
The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs
The Company's financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling. In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company's exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for Nine Months ended December 31, 2006 and Outlook for 2007

Las Cristinas, Venezuela

Acqusition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. ("Vannessa Barbados"), all of the issued and outstanding shares of Vannessa de Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome, now a part of Barrick Gold Corporation, with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, December 31, 2006, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004. The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela. On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company's Request for Arbitration against the Bolivarian Republic of Venezuela. As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. .The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company's written arguments with respect to the arbitration. Included are expert opinions, witness statements and document indices. This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunal's jurisdiction in the dispute. As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional competence to be held in May of 2007. If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue. On December 15, 2006 the Company submitted its written arguments and supporting documentation, including expert witness statements, to ICSID contained in a document called a Counter Memorial. Venezuela provided their written arguments to ICSID regarding the jurisdictional issue in late August in their Memorial. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. Any awards or settlements arising from the claim may be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Maple Creek, Guyana
In July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc. ("Vanarde"), the owner of the Potaro Diamond project, for 1,500,000 shares of the Company. This provided the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde. There has been some exploration work on areas of the property outside of the area originally controlled by Vanarde. In September of 2006 the Company announced that a principles of agreement has been signed with Shoreham regarding the potential sale of the Maple Creek/Potaro assets to Shoreham under predefined terms and subsequent to due diligence investigations by Shoreham. The negotiation of a separate Share Purchase Option Agreement with Shoreham for the sale of 100% of the Company's Potaro assets is near completion.

Marudi Mountain, Guyana

On January 11, 2007, the Company finalized the terms for an Option Agreement with Shoreham Resources Ltd. of Toronto ("Shoreham") in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a 3 year period. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Option Agreement. The Company will have the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a 43-101 compliant resource report. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain. In September of 2004, the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers. This License gives the Company exclusive rights to occupy and explore the designated area. The Company has entered into a principles of agreement with Shoreham regarding exploration of the Paint Mountain property as described in the section above with respect to Marudi.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS. Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004. Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand. An archeological study, focusing on a small part of the concession was completed. The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega. The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA. The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations. Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment. The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country. This meeting was a key step in advancing the process with SETENA to receive approval of the Company's environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica. The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company's subsidiary in Costa Rica. In the absence of other explanations for the ruling, the Company's counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title. The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits. In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit. Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. As of December 31, 2006, there had been no further developments in this matter.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica ("Costa Rica") for the effective denial of the benefits of the Company's rights to develop the gold deposit located at Las Crucitas de Cutris ("Las Crucitas") in San Carlos, Costa Rica. The rights to develop the property are held by the Company's wholly owned Costa Rican subsidiary Industrias Infinito S.A. ("Industrias Infinito") This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005 approving the Company's Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000. This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

On March 1, 2006 the Company published a news release announcing the results of a 43-101 Technical Report prepared by Geostat International This report, which was subsequently filed on SEDAR, lays out the gold and silver resources identified at the Crucitas mine project. In addition, other consultants including Micon International Ltd. ("Micon") are doing a bankable feasibility study which includes a mine plan, plant design, definition of operating and capital cost and a financial analysis. Golder and Associates are contributing to this with the tailings dam design and pit slope analysis and CyPlus GmbH have carried out work to optimize the cyanide destruction process. This work is part of a feasibility study being prepared on the Crucitas project. In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas. These assets were originally purchased in January 2006 secured by a deposit and all payments have been made and the mills are in storage awaiting shipment to Costa Rica.

In September of 2006, the Company released information regarding the Conchudita property located on an Exploration Concession located to the South East of the 19,200 acres of Concessions controlled by Infinito in the area surrounding the Crucitas project. Micon completed the study and verified that the historical resource estimate for Conchudita prepared by Placer Dome in 1998 is still relevant based on 27 diamond drill holes. This estimate was prepared prior to the implementation of National Instrument 43-101 and does not fully conform to that standard. The historical estimate prepared for Conchudita by Placer Dome in 1998 showed, at a cut-off grade of 1.75 g/t Au, an inferred resource of 3.2 million tonnes with an average grade of 4.6 g/t gold, for approximately 470,000 ounces of contained gold.

In December the Company responded by publishing news releases to several articles that had been published in the Costa Rican press that implied that the Exploitation Concession held by the Company's subsidiary, Industrias Infinito, may be cancelled due to a ruling by Sala IV, which is the Constitutional Court, responding to a constitutional challenge. The Company has received expert legal advice that the ruling from the Sala IV was a "partial annulment" which means that the judgment was made because certain conditions had not been met. A partial annulment makes provision for the affected party, Industrias Infinito, to take corrective action by providing evidence that it has met the required conditions. In Industrias Infinito's case, the conditions consist of submitting an Environmental Impact Statement and Holding a General Public Meeting. Both of these conditions have been met and Industrias Infinito has provided the Ministry of Mines, Energy and the Environment with material substantiating that Industrias Infinito is in compliance of the required conditions.

Subsequent Events
Subsequent to December 31, 2006 and as of February 26, 2007, the Company reports the following developments:

(a) Arbitration

Following the filing of the Company's Counter Memorial on the Jurisdictional issues in December of 2007, the Company received a Reply from Venezuela which is a relatively brief response to the Counter Memorial. The Company will respond with a similar brief in March 2007 which will be the final written material submitted prior to the actual hearing which is scheduled for May of 2007.

(b) Crucitas, Costa Rica

Between December 31, 2006 and February 26, 2007

On January 12, 2007 the Company published a news release containing results of the Feasibility Study the ("Study") completed on the Crucitas Gold Project in Costa Rica by Micon International Limited ("Micon"). Portions of the study were contracted directly by the Company to Golder Associates Ltd. ("Golder") and Systémes Geostat International Inc. ("Geostat").   The NI 43-101 compliant Resource estimates were prepared by Geostat and the full report is available on SEDAR.

CrucitasEstimated Indicated Mineral Resources

	Tonnes	Gold (g/t)	Silver (g/t)	Gold oz	Silver oz
Saprolite					
Total In Structure	3,528,630	1.6	1.91	181,422	217,052
Total Out of Structure	638,472	0.64	1.00	13,224	20,443
Total Saprolite	4,167,102	1.45	1.77	194,646	237,495
Hard Rock					
Total In Structure	16,540,075	1.32	3.51	700,919	1,863,994
Total Out of Structure	4,378,546	0.63	3.25	89,376	457,617
Total Rock	20,918,621	1.18	3.45	790,295	2,321,611
Total	**25,085,723**	**1.22**	**3.17**	**984,941**	**2,559,105**

Crucitas Estimated Inferred Resources

Material/Zone	Tonnes	Gold (g/t)	Silver (g/t)	Gold oz	Silver oz
Saprolite					
Total In Structure	2,261,899	1.48	2.75	107,707	199,698
Total Out of Structure	721,185	0.69	1.02	16,065	23,566
Total Saprolite	2,983,084	1.29	2.33	123,772	223,265
Hard Rock					
Total In Structure	7,081,264	1.42	3.52	322,579	801,190
Total Out of Structure	2,502,871	0.62	3.02	49,721	243,025
Total Hard Rock	9,584,135	1.21	3.39	372,300	1,044,215
Total	**12,567,219**	**1.23**	**3.14**	**496,072**	**1,267,479**

The probable ore reserve estimates as of March 2006 were prepared by Micon based on a gold price of $US 550 per oz. and are presented on the table below.

Crucitas Probable Reserves, Mineable

	Ore Tonnes (Kt)	Gold Grade (g/t)	Gold (000's oz)	Silver Grade (g/t)	Waste (Kt)	Strip Ratio	Total Tonnes (Kt)
Fortuna							
Saprolite	2,270.4	1.46	106.8	1,76	3,001.7	1.6	5,802.4
Hard Rock	7,681.6	1.43	352.7	3.58	9,307.9	1.2	17,098.4
Total	9,951.9	1.44	459.6	3.20	12,309.6	1.3	22,900.8
Botija							
Saprolite	1,316.1	1.51	63.9	1.93	1,669.9	1.5	3,258.1
Hard Rock	3,645.9	1.40	163.8	3.85	6,137.2	1.7	9,883.0
Total	4,962.0	1.43	227.7	3.36	7,807.1	1.6	13,141.1
Total							
Total	14,914.0	1.43	687.2	3.25	20,116.7	1.4	36,042.0

Selected financial results as prepared by Micon are included in the table below which assumes mining of both saprolite and hard rock ore and 100 percent equity financing with all dollar amounts in US dollars.

Crucitas Economic Evaluation

	Base Case
Life of mine operating cost, $/t ore	13.15
Pre-production capital cost, $	47,031,000
Total Gold Produced, oz	636,530
Cash Cost (Mine Life Average) $/oz Au	299.48
Ore Mined tonnes	14,914,000
Average Grade g/t	1.43
Stripping Ratio (Mine Life)	1.42
Gold Price $/oz	550
Cashflow pre-tax $	84,935,000
Cashflow after tax $	61,179,000
IRR , after tax	26.00
NPV 10%, after tax	24,528,000
Payback period years	3.0

The Company has in place an Exploitation Permit which provides the rights to mine the Crucitas Exploitation Concession comprising 1,200 hectares. The Company has Environmental Approval to mine the saprolite material and has commenced the process of preparing material required to apply for Environmental Approval to mine the hard rock material as well. The results of the Study reported above include mining both the saprolite and the hard rock material.

In addition to the Exploitation Permit on the 1,200 hectares associated with the Crucitas project, the Company holds fifteen times this amount of ground, or 18,000 hectares, in Exploration Concessions adjacent to the Crucitas Concession.

(c) Marudi and Paint Mountain

The Company is working with Shoreham as they continue with the due diligence work regarding right of Shoreham to earn an interest in the Marudi and Paint Mountain properties by funding exploration on the properties. Representatives of the Company and Shoreham have met with Government officials in Guyana to lay out the planned program. Due diligence work continues.

(d) Maple Creek

Following the purchase of the 40 percent minority interest in Vanarde Mining Inc. the Company has recommenced exploration and bulk sampling for diamonds near Maple Creek but not in the immediate area of prior activity. This work is continuing and the Company is also involved in assisting Shoreham with it's due diligence program regarding the potential sale of the Maple Creek/Potaro assets to Shoreham under predefined terms.

(e) Finance

    (a) On January 5, 2007, the Company extended the expiry date of 1,344,500 share purchase warrants with an expiry date of January 5, 2007 to January 5, 2008; the exercise price is $0.40 per share. All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.66 per share with no other terms of the Warrants being amended.

    (b) On January 11, 2007, the Company finalized the terms for an Option Agreement with Shoreham Resources Ltd. of Toronto ("Shoreham") in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

    Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a 3 year period. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Option Agreement. The Company will have the option to retain a 25% interest in the property going forward.

    The negotiation of a separate Share Purchase Option Agreement with Shoreham for the sale of 100% of the Company's Potaro assets is near completion.

    (c) On February 1, 2007 and in accordance with the Convertible Debenture issued on March 1, 2006, the Company issued 5,000,000 non-transferable share purchase warrants to Exploram Enterprises Ltd., the Company's controlling shareholder. The number of share purchase warrants issued are equal to one warrant for each dollar of outstanding convertible debenture outstanding at a price of $0.635 per share. The warrants may be exercised at any time prior to January 31, 2009. October 30, 2006, the Company borrowed an additional $1,000,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $30,000 was paid. The loan is payable on demand after December 31,

2006 and is secured by a general security agreement over the Company's assets.

(d) On February 12, 2007, the Company negotiated a non-brokered private placement of 5,000,000 units of the Company at a price of $0.30 per unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the subscriber to purchase one additional share in the Company at the price of $0.40 per share for a period of twelve months from the date of closing and at a price of $0.50 per share for the period thereafter until twenty-four months from the date of closing.

(e) On February 18, 2007, the Company extended the expiry date of 2,500,000 share purchase warrants with an expiry date of February 18, 2007 to February 18, 2008; the exercise price is $0.66 per share. All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.66 per share with no other terms of the Warrants being amended.

(f) On February 18, 2007, the 780,000 share purchase warrants with an expiry date of February 18, 2007 expired.

To develop the Crucitas project, the Company will require additional funding. The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine. The finalization of the feasibility study is an important step in providing information to secure the appropriate financing. Several firms capable of supplying funding for the Crucitas project have been approached utilizing financial and technical information from the final drafts of the feasibility study and this activity to secure financing for the project continues.

Controls and Procedures

As of December 31, 2006, the Company's Chief Executive Officer and Chief Financial Officer conclude that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified.

Changes in Internal Control over Financial Reporting

During the nine months ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



MINING/EXPLORATION FOR DIAMONDS AND GOLD

Form 52-109F2 *Certification of Interim Filings*

I, John R. Morgan, Vannessa Ventures Ltd., President, certify that:

1. I have reviewed the quarterly filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Vannessa Ventures Ltd. for the nine months ended December 31, 2006;

2. Based on my knowledge, the quarter filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the quarterly filings;

3. Based on my knowledge, the quarterly financial statements together with the other financial information included in the quarterly filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the quarterly filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the quarterly filings and have caused the issuer to disclose in the quarterly MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the quarterly filings based on such evaluation; and,

5.	I have caused the issuer to disclose in the quarterly MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 26, 2007

Signature:/S/ John R. Morgan
	John R. Morgan
	President



MINING/EXPLORATION FOR DIAMONDS AND GOLD

Form 52-109F2 *Certification of Interim Filings*

I, Cameron B. Boyer, Vannessa Ventures Ltd., Controller, certify that:

1.   I have reviewed the quarterly filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Vannessa Ventures Ltd. for the nine months ended December 31, 2006;

2.   Based on my knowledge, the quarter filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the quarterly filings;

3.   Based on my knowledge, the quarterly financial statements together with the other financial information included in the quarterly filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the quarterly filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly filings are being prepared;

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the quarterly filings and have caused the issuer to disclose in the quarterly MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the quarterly filings based on such evaluation; and,

5.   I have caused the issuer to disclose in the quarterly MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 26, 2007

Signature:/S/ Cameron B. Boyer
          Cameron B. Boyer
          Controller